Exhibit 99.1

CI Financial Announces Intent to Take its U.S. Wealth Business Public

IPO expected to unlock value of the business; proceeds to be used to pay down debt

TORONTO & MIAMI--(BUSINESS WIRE)--April 7, 2022--The Board of Directors of CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX) today announced CI’s intention to sell up to 20% of its U.S. wealth management business via a U.S. initial public offering (“IPO”). The company plans to submit a Form S-1 to the U.S. Securities and Exchange Commission this year.

Since entering the U.S. wealth sector in early 2020, CI has become the country’s fastest-growing wealth platform and the U.S. wealth management business has grown to become CI’s largest business unit by assets. Once all outstanding acquisitions are completed, CI’s U.S. wealth management assets will reach approximately US$133 billion.

“The growth in our U.S. wealth management business is incredible; however, in our opinion, the value we have created isn’t reflected in our share price today,” said Kurt MacAlpine, CI Chief Executive Officer. “After a thorough evaluation of our strategic options, we are confident that a U.S.-listed subsidiary IPO is the best route to shareholder value creation. The U.S. wealth management business now has sufficient scale to stand alone as a public company, creating an attractive, long-term destination for clients and advisors. We believe this is the best path to realizing our vision of becoming the leading ultra-high-net-worth and high-net-worth business in the U.S.”

CI intends to use the net proceeds from the IPO to pay down debt.

CI will remain the majority shareholder of the U.S. wealth management business and currently has no intention of spinning out or otherwise divesting its remaining ownership interest.

A final decision on the IPO size, conditions and timing is pending and will be subject to market conditions.

About CI Financial

CI Financial Corp. is an integrated global wealth and asset management company. CI managed and advised on approximately C$370.2 billion (US$292.1 billion) in client assets as at February 28, 2022. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., Northwood Family Office Ltd., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, Brightworth, LLC, BRR OpCo, LLC, The Cabana Group, LLC, CPWM, LLC, Congress Wealth Management LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, Gofen & Glossberg, LLC, Matrix Capital Advisors, LLC, McCutchen Group LLC, OCM Capital Partners, LLC, Portola Partners Group LLC, Radnor Financial Advisors, LLC, RegentAtlantic Capital, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, R.H. Bluestein & Co., Segall Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

No Offer or Solicitation

A registration statement relating to the shares to be sold in the IPO is expected to be filed with the U.S. Securities and Exchange Commission, but has not been filed or become effective. The shares may not be sold and offers may not be accepted prior to the time the registration statement becomes effective. This release does not constitute an offer to sell or the solicitation of an offer to buy, and there shall not be any sale of the shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior the registration or qualification under the securities laws of any such jurisdiction.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition and its intention to conduct an IPO of its US wealth management business. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that CI will proceed with the IPO, that all outstanding acquisitions will be completed and their asset levels will remain stable, that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, the risk that the IPO may not occur in its expected timeframe or at all, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com

United States
Trevor Davis, Gregory FCA for CI Financial
443-248-0359
cifinancial@gregoryfca.com